UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2004

OR

[  ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from ___________ to ___________

Commission file number 0-4090

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Analysts International Corporation Savings and Investment Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Analysts International Corporation
3601 West 76th Street
Minneapolis, MN 55435
(952) 835-5900

ANALYSTS INTERNATIONAL CORPORATION
SAVINGS AND INVESTMENT PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Savings and Investment Plan Committee
Analysts International Corporation
Minneapolis, Minnesota

We have audited the accompanying statements of net assets available for plan benefits of the Analysts International Corporation Savings and Investment Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) Assets Held at December 31, 2004, and (2) Reportable Transactions for the year ended December 31, 2004, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. Such supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
Minneapolis, Minnesota
June 28, 2005

ANALYSTS INTERNATIONAL CORPORATION
SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	December 31,
	2004	2003

Participant directed investments, stated at market value	$79,557,703	$72,026,200
(See Notes E and F)

Non-participant directed investments, stated at market value	-	3,803,887
(See Note F)

Net assets available for plan benefits	$79,557,703	$75,830,087

See notes to financial statements.

ANALYSTS INTERNATIONAL CORPORATION
SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

	Year Ended December 31,
	2004	2003

Net assets available for plan benefits, beginning of year	$75,830,087	$63,058,034

Additions:
Investment income	1,245,518	883,956
Contributions by employer	476,774	440,056
Contributions by participants	6,605,890	7,051,820
Net appreciation in market value of investments	5,714,329	14,616,475
	14,042,511	22,992,307
Deductions:
Distributions to participants	10,312,949	10,218,554
Loan fees	1,946	1,700
	10,314,895	10,220,254

Net additions	3,727,616	12,772,053

Net assets available for plan benefits, end of year	$79,557,703	$75,830,087

See notes to financial statements.

ANALYSTS INTERNATIONAL CORPORATION
SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2004 AND 2003

The following description of the Analysts International Corporation (the “Company”) Savings and Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

A. Summary of Significant Accounting Policies

Investments are stated at market value using quoted market values. Promissory notes from participants are stated at the outstanding principal balance.

The financial statements have been prepared on the accrual basis of accounting. Dividends are recorded on the ex-dividend date. All security transactions are recorded on their trade date.

Prior to May 1, 2004, the Company designated investment options for the employer matching contributions to the AIC Common Stock Fund. As such, participants did not have complete control of their assets invested in this fund. As of May 1, 2004, participants have control over the allocation of their entire account balances among each of the twenty investment options in the Plan.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

The Plan invests in various securities including U.S. Government securities, mutual funds, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the participants’ accounts and statements of net assets available for plan benefits.

B. The Plan

The Plan became effective January 1, 1985 under Section 401(k) of the Internal Revenue Code for the purpose of providing retirement and other benefits to eligible participants. An employee of the Company becomes eligible for the Plan upon commencement of active service.

The Plan is funded primarily by employee contributions. Eligible employees may contribute up to 50% of their gross annual wages for pre-tax saving contributions. Participants may choose to increase their contributions automatically at pre-designated intervals. Highly-compensated employees’ contributions are limited based on discrimination testing performed. In addition, the Plan allows rollover contributions from certain qualified retirement plans.

Plan participants may choose to invest their pre-tax saving contributions in one or more of twenty investment options offered by the Putnam, Vanguard, Neuberger Berman, Baron, Julius Baer, PIMCO companies and/or the AIC Common Stock Fund. The fund choices include the Putnam Money Market Fund, the Putnam U.S. Government Income Trust, the Putnam High Yield Trust, the Putnam Fund for Growth and Income, the Putnam Voyager Fund, the Neuberger Berman Genesis Trust, Vanguard 500 Index Admiral Shares, Putnam RetirementReady Maturity, Putnam RetirementReady 2010, Putnam RetirementReady 2015, Putnam RetirementReady 2020, Putnam RetirementReady 2025, Putnam RetirementReady 2030, Putnam RetirementReady 2035, Putnam RetirementReady 2040 and Putnam RetirementReady 2045.

Effective October 2004, RetirementReady mutual funds replaced commingled trust RetirementReady options previously available in the Plan. Funds added in November 2004 include the Baron Small Cap Fund, the Julius Baer International Equity Fund, and the PIMCO Total Return Fund. Funds discontinued in November 2004 include the Putnam OTC and Emerging Growth Fund, the Putnam Global Equity Fund, the Putnam International Equity Fund, the Putnam Capital Opportunities Fund, the Janus Mercury Fund, and the Janus Growth and Income Fund.

Participant loans are made in compliance with federal regulations in effect at the time of the loan. The loan origination fee is paid directly to the trustee and is withdrawn directly from the participant’s account at the date of the loan issue. Participant loans outstanding, included in investments, amounted to $690,465 at December 31, 2004, and $662,009 at December 31, 2003.

The Plan provides for employer matching contributions where the employer matches 18% on the first 15% of employee's pre-tax saving contributions, provided the employee has been employed by the employer for one year or more and is not a highly compensated employee as defined by federal tax laws. The employer matching contributions are invested in the AIC Common Stock Fund. As of May 1, 2004, participants may move employer matching contributions out of the AIC Common Stock Fund to any of the funds available in the Plan.

A participant's interest in the employer matching contribution vests at a rate of 20% per year after one year of service with 100% vesting after five years. Any non-vested portion of employer matching contributions to the accounts of participants who withdraw from the Plan are forfeited in compliance with federal regulations and used by the employer to reduce future matching contributions. Amounts forfeited by employees that were applied to matching contributions totaled $112,376 in 2004 and $219,707 in 2003.

To receive distributions or withdrawals, participants contact Putnam and fill out a request. For participants who have terminated their employment, balances under $5,000 are automatically distributed within 90 days.

Although the Company has not expressed intent to discontinue the Plan, it may do so at any time, subject to provisions set forth in ERISA. If the Plan is terminated, no further contributions will be made and participants would become 100% vested in their entire account balance. The trustee will continue to hold the funds and make distributions as if the Plan had not terminated.

C. Trustee and Administration of the Plan

Putnam Fiduciary Trust Company has been designated as trustee. Putnam Investor Services, Inc., The Vanguard Group, Neuberger Berman Management Inc., Baron Funds, Julius Baer Funds and PIMCO Funds hold investments of the Plan on behalf of the trustee. Certain Plan investments are shares of mutual funds managed by Putnam Investments. These transactions qualify as exempt party-in-interest transactions. The Company has established a Savings and Investment Plan Committee for the general administration of the Plan. The Company pays the trustee fees on behalf of the Plan.

D. Internal Revenue Service Status

The Internal Revenue Service has determined and informed the Company by a letter dated December 11, 2002, that the Plan was designed in accordance with applicable Internal Revenue Code requirements. The Plan’s sponsor is committed to correcting all operational errors, if any, to maintain the Plan's qualified tax status. Because the trust is considered exempt from income tax, no provisions for tax have been added.

E. Investments

	December 31,
	2004	2003
Investments at market value:
Putnam Money Market Fund*	$5,243,886	$5,216,568
Putnam U.S. Government Income Trust*	4,713,480	4,988,540
Putnam HighYield Trust	3,954,265	3,753,086
Putnam Fund for Growth and Income*	13,646,078	14,091,502
Putnam Voyager Fund*	20,288,758	17,259,231
Putnam OTC and Emerging Growth Fund	-	4,584,881
Putnam Global Equity Fund	-	3,474,436
Putnam International Equity Fund	-	2,931,130
Putnam Capital Opportunities Fund	-	400,915
Putnam RetirementReady Maturity	10,295	94
Putnam RetirementReady 2010	144,958	1,149
Putnam RetirementReady 2015	462,555	330,853
Putnam RetirementReady 2020	191,987	141,477
Putnam RetirementReady 2025	160,029	58,158
Putnam RetirementReady 2030	248,845	129,700
Putnam RetirementReady 2035	186,229	64,408
Putnam RetirementReady 2040	118,484	5,838
Putnam RetirementReady 2045	88,051	6,336
Vanguard 500 Index Admiral Shares*	4,778,763	3,458,547
Janus Mercury Fund	-	2,821,559
Janus Growth & Income Fund	-	2,793,365
Neuberger Berman Genesis Trust*	4,172,793	1,965,119
Baron Small Cap Fund*	5,332,299	-
Julius Baer International Equity Fund*	7,426,174	-
PIMCO Total Return Fund	108,408	-
Pending Account	3,642	17,622
AIC Common Stock Fund*	7,587,259	6,673,564
	78,867,238	75,168,078

Promissory notes from participants	690,465	662,009

	$79,557,703	$75,830,087

* Investments that represent 5% or more of the Plan’s net assets at December 31, 2004.

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	December 31,
	2004	2003

Mutual Funds	$4,547,426	$11,789,871
AIC Common Stock Fund	1,166,903	2,826,604

	$5,714,329	$14,616,475

F. Non-Participant Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments is as follows:

	April 30,	December 31,
	2004*	2003
Net assets:
AIC Common Stock Fund - total	$5,775,723	$6,673,564
Less: AIC Common Stock Fund - participant directed	2,430,318	2,869,677

AIC Common Stock Fund - non-participant directed	$3,345,405	$3,803,887

		Year Ended
	April 30,	December 31,
	2004*	2003
Change in net assets:
Contributions by employer	$185,277	$597,159
Net (depreciation) appreciation	(527,139)	1,589,697
Benefits paid to participants	(141,370)	(256,602)
Forfeitures	24,750	60,832
Transfers	-	(186,129)

	$(458,482)	$1,804,957

* Prior to May 1, 2004, the Company designated investment options for the employer matching contributions to the AIC Common Stock Fund. As such, participants did not have complete control of their assets invested in this fund. As of May 1, 2004, participants have control over the allocation of their entire account balances among each of the twenty investment options in the Plan.

G. Reconciliation Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31:

	2004	2003

Net assets available for benefits per the financial statements	$79,557,703	$75,830,087
Less: deemed distribution of loans	(57,182)	-

Net assets available for benefits per Form 5500	$79,500,521	$75,830,087

The following is a reconciliation of deemed distributions of loans per the financial statements to the Form 5500 for the year ended December 31, 2004:

2004

Deemed distribution of loans per the financial statements	-
Deemed distribution of loans at December 31, 2004	$(57,182)

Deemed distribution of loans per Form 5500	$(57,182)

Deemed distributions are recorded on the Form 5500 for active participants who defaulted on their loans and deemed to have taken a distribution of their loan amount.

SUPPLEMENTAL SCHEDULES FURNISHED PURSUANT TO
THE REQUIREMENTS OF FORM 5500

ANALYSTS INTERNATIONAL CORPORATION
SAVINGS AND INVESTMENT PLAN
EIN 41-0905408, PLAN# 001

SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)

	Number of		Current
	Shares	Cost	Value
Mutual Funds:
Putnam Money Market Fund *	5,243,886	$5,243,886	$5,243,886
Putnam U.S. Government Income Trust *	355,734	4,791,919	4,713,480
Putnam High Yield Trust *	479,887	5,855,056	3,954,265
Putnam Fund for Growth and Income *	703,406	11,062,183	13,646,078
Putnam Voyager Fund *	1,221,479	17,974,258	20,288,758
Putnam RetirementReady Maturity *	181	10,109	10,295
Putnam RetirementReady 2010 *	2,482	140,142	144,958
Putnam RetirementReady 2015 *	7,057	421,530	462,555
Putnam RetirementReady 2020 *	2,989	169,670	191,987
Putnam RetirementReady 2025 *	2,280	144,256	160,029
Putnam RetirementReady 2030 *	3,736	219,513	248,845
Putnam RetirementReady 2035 *	2,764	169,182	186,229
Putnam RetirementReady 2040 *	1,728	107,660	118,484
Putnam RetirementReady 2045 *	1,286	82,471	88,051
Vanguard 500 Index Admiral Shares	42,805	4,488,390	4,778,763
Neuberger Berman Genesis Trust	97,792	3,523,834	4,172,793
Baron Small Cap Fund	241,499	4,836,868	5,332,299
Julius Baer International Equity Fund	234,931	6,847,551	7,426,174
PIMCO Total Return Fund	10,160	110,356	108,408
Pending Account	-	3,642	3,642
AIC Common Stock Fund *	1,896,815	17,077,485	7,587,259

Promissory notes from participants*		690,465	690,465
Interest rates ranging from 4.5% to 7.0% with maturity dates through April 2008
		$83,970,426	$79,557,703

* Known to be a party-in-interest.

ANALYSTS INTERNATIONAL CORPORATION
SAVINGS AND INVESTMENT PLAN

SCHEDULE H, PART IV, LINE 4j
SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2004

Identity of Party Involved	Description of Transaction	Purchase Price	Selling Price	Cost of Asset	Current Value of Assets on Transaction Date	Net Loss

Putnam Fiduciary Trust Company*	Purchases of AIC Stock	$846,229		$846,229	$846,229

Putnam Fiduciary Trust Company*	Sales of AIC Stock		$1,099,437	$1,159,448	$1,099,437	$(60,011)

*Known to be a party-in-interest.

SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

ANALYSTS INTERNATIONAL CORPORATION
SAVINGS AND INVESTMENT PLAN

Date: June 29, 2005	By:	/s/ David J. Steichen
David J. Steichen, Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm